TERM NOTE

$24,000,000

Salt Lake City, Utah
December 7, 2012

FOR VALUE RECEIVED, the undersigned ZAGG INC, a Nevada corporation ("Borrower") promises to pay to the order of WELLS FARGO BANK, NATIONAL ASSOCIATION ("Bank") at its office at 299 South Main Street, 9th Floor, Salt Lake City, Utah, 84111, MAC U1228-09A, or at such other place as the holder hereof may designate, in lawful money of the United States of America and in immediately available funds, the principal sum of Twenty-Four Million Dollars ($24,000,000), with interest thereon as set forth herein.

DEFINITIONS:

As used herein, the following terms shall have the meanings set forth after each, and any other term defined in this Note shall have the meaning set forth at the place defined:

(a)   "Business Day" means any day except a Saturday, Sunday or any other day on which commercial banks in Utah are authorized or required by law to close.

(b)   "Daily Three Month LIBOR" means, for any day, the rate of interest equal to LIBOR then in effect for delivery for a three (3) month period.

(c)   "Fixed Rate Term" means a period of three (3) months during which the entire outstanding principal balance of this Term Note ("Note") bears interest determined in relation to LIBOR, with the understanding that (i) the initial Fixed Rate Term shall commence on the date the full principal amount of this Note is disbursed, (ii) each successive Fixed Rate Term shall commence automatically, and without notice to or consent from Borrower, on the first Business Day following the date on which the immediately preceding Fixed Rate Term matures, and (iii) if, on the first Business Day of the last Fixed Rate Term applicable hereto the remaining term of this Note is less than three (3) months, then such Fixed Rate Term shall be in effect only until the scheduled maturity date hereof. If any Fixed Rate Term would end on a day which is not a Business Day, then such Fixed Rate Term shall be extended to the next succeeding Business Day.

(d)   "LIBOR" means the rate per annum (rounded upward, if necessary, to the nearest whole 1/8 of 1%) and determined pursuant to the following formula:

$$LIBOR = \frac{Base\ LIBOR}{100\% - LIBOR\ Reserve\ Percentage}$$

(i)   "Base LIBOR" means the rate per annum for United States dollar deposits quoted by Bank as the Inter-Bank Market Offered Rate, with the understanding that such rate is quoted by Bank for the purpose of calculating effective rates of interest for loans making reference thereto for either of the following, as applicable, (A) on the first day of a Fixed Rate Term for delivery of funds on said date for a period of time approximately equal to the number of days in such Fixed Rate Term and in an amount approximately equal to the principal amount to which such Fixed Rate Term applies, or (B) for three (3) months in an amount equal to the outstanding principal balance of this Note. Borrower understands and agrees that Bank may base its quotation of the Inter-Bank Market Offered Rate upon such offers or other market

C-122LOM_UT.DOC: Term Loan; Principal Plus
Interest; LIBOR/Daily One Month LIBOR (Rev. 05/09)
5850120.4



indicators of the Inter-Bank Market as Bank in its discretion deems appropriate including, but not limited to, the rate offered for U.S. dollar deposits on the London Inter-Bank Market.

(ii)   "LIBOR Reserve Percentage" means the reserve percentage prescribed by the Board of Governors of the Federal Reserve System (or any successor) for "Eurocurrency Liabilities" (as defined in Regulation D of the Federal Reserve Board, as amended), adjusted by Bank for expected changes in such reserve percentage during the term of this Note until a Fixed Rate Term is in effect, and thereafter, the applicable Fixed Rate Term.

(e)   "Prime Rate" means at any time the rate of interest most recently announced by Bank at its principal office as its prime rate, with the understanding that the Prime Rate is one of Bank's base rates and serves as the basis upon which effective rates of interest are calculated for those loans making reference thereto, and is evidenced by the recording thereof after its announcement in such internal publication or publications as Bank may designate.

INTEREST:

(a)   Interest. The outstanding principal balance of this Note shall initially bear interest (computed on the basis of a 360-day year, actual days elapsed) at a fluctuating rate per annum determined by Bank to be one and twenty-five hundredths percent (1.25%) above Daily Three Month LIBOR in effect from time to time. Each change in the rate of interest hereunder shall become effective on each Business Day on which a change in Daily Three Month LIBOR is announced by Bank. Commencing December 31, 2012, the outstanding principal balance of this Note shall bear interest (computed on the basis of a 360-day year, actual days elapsed) at a fixed rate per annum determined by Bank to be one and twenty-five hundredths percent (1.25%) above LIBOR in effect on the first day of each Fixed Rate Term. With respect to each Fixed Rate Term hereunder, Bank is hereby authorized to note the date and interest rate applicable thereto and any payments made thereon on Bank's books and records (either manually or by electronic entry) and/or on any schedule attached to this Note, which notations shall be prima facie evidence of the accuracy of the information noted.

(b)   Taxes and Regulatory Costs. Borrower shall pay to Bank immediately upon written demand, in addition to any other amounts due or to become due hereunder, any and all (i) withholdings, interest equalization taxes, stamp taxes or other taxes (except income and franchise taxes) imposed by any domestic or foreign governmental authority and related in any manner to LIBOR, and (ii) costs resulting from any future, supplemental, emergency or other changes in the LIBOR Reserve Percentage, assessment rates imposed by the Federal Deposit Insurance Corporation, or similar requirements or costs imposed by any domestic or foreign governmental authority or resulting from compliance by Bank with any request or directive (whether or not having the force of law) from any central bank or other governmental authority and related in any manner to LIBOR to the extent they are not included in the calculation of LIBOR. In determining which of the foregoing are attributable to any LIBOR option available to Borrower hereunder, any reasonable allocation made by Bank among its operations shall be conclusive and binding upon Borrower.

(c)   Payment of Interest. Interest accrued on this Note shall be payable on the first day of each fiscal quarter, commencing April 1, 2013.

(d)   Default Interest. From and after the maturity date of this Note, or such earlier date as all principal owing hereunder becomes due and payable by acceleration or otherwise, or at Bank's option upon the occurrence, and during the continuance of an Event of Default, the outstanding principal balance of this Note shall bear interest at an increased rate per annum

(computed on the basis of a 360-day year, actual days elapsed) equal to four percent (4%) above the rate of interest from time to time applicable to this Note.

REPAYMENT AND PREPAYMENT:

(a)   Repayment. Principal shall be payable on the first day of each quarter in installments of Two Million Dollars ($2,000,000) each, commencing April 1, 2013, and continuing up to and including October 1, 2014, with a final installment consisting of all remaining unpaid principal due and payable in full on December 1, 2014.

(b)   Cashflow Recapture. A mandatory principal payment of Five Hundred Thousand Dollars ($500,000) shall be required for each fiscal quarter that Total Liabilities to Tangible Net Worth (as defined in the Credit Agreement) exceeds 1.50 to 1.00 commencing with Borrower's fiscal quarter ending December 31, 2012.

Each such principal payment shall be due within Fifteen (15) Business Days after Bank's receipt of Borrower's quarterly financial statements.

(c)   Application of Payments. Each payment made on this Note shall be credited first, to any interest then due hereunder and second, to the outstanding principal balance hereof.

(d)   Prepayment. Borrower may prepay principal on this Note at any time and in the minimum amount of Five Hundred Thousand Dollars ($500,000); provided however, that if the outstanding principal balance of this Note is less than said amount, the minimum prepayment amount shall be the entire outstanding principal balance hereof. In consideration of Bank providing this prepayment option to Borrower, or if this Note shall become due and payable at any time prior to the last day of any Fixed Rate Term by acceleration or otherwise, Borrower shall pay to Bank immediately upon demand a fee which is the sum of the discounted monthly differences for each month from the month of prepayment through the month in which such Fixed Rate Term matures, calculated as follows for each such month:

(i)   Determine the amount of interest which would have accrued each month on the amount prepaid at the interest rate applicable to such amount had it remained outstanding until the last day of the Fixed Rate Term applicable thereto.

(ii)   Subtract from the amount determined in clause (i) above the amount of interest which would have accrued for the same month on the amount prepaid for the remaining term of such Fixed Rate Term at LIBOR in effect on the date of prepayment for new loans made for such term and in a principal amount equal to the amount prepaid.

(iii)   If the result obtained in clause (ii) for any month is greater than zero (-0-), discount that difference by the LIBOR rate used in clause (ii) above to determine the amount to be paid to Bank.

Borrower acknowledges that prepayment of such amount may result in Bank incurring additional costs, expenses and/or liabilities, and that it is difficult to ascertain the full extent of such costs, expenses and/or liabilities. Borrower, therefore, agrees to pay the above-described prepayment fee and agrees that said amount represents a reasonable estimate of the prepayment costs,

expenses and/or liabilities of Bank. If Borrower fails to pay any prepayment fee when due, the amount of such prepayment fee shall thereafter bear interest until paid at a rate per annum Three percent (3.0%) above the Prime Rate in effect from time to time (computed on the basis of a 360-day year, actual days elapsed).

All prepayments of principal shall be applied on the most remote principal installment or installments then unpaid.

EVENTS OF DEFAULT:

This Note is made pursuant to and is subject to the terms and conditions of that certain Credit Agreement between Borrower and Bank of even date herewith, as amended from time to time (the "Credit Agreement"). Any default in the payment or performance of any obligation under this Note, or any defined Event of Default under the Credit Agreement, shall constitute an "Event of Default" under this Note.

MISCELLANEOUS:

(a) _Remedies_. Upon the occurrence of any Event of Default, the holder of this Note, at the holder's option, may declare all sums of principal and interest outstanding hereunder to be immediately due and payable without presentment, demand, notice of nonperformance, notice of protest, protest or notice of dishonor, all of which are expressly waived by Borrower. Borrower shall pay to the holder immediately upon demand the full amount of all payments, advances, charges, costs and expenses, including reasonable attorneys' fees (to include outside counsel fees and all allocated costs of the holder's in-house counsel), expended or incurred by the holder in connection with the enforcement of the holder's rights and/or the collection of any amounts which become due to the holder under this Note, and the prosecution or defense of any action in any way related to this Note, including without limitation, any action for declaratory relief, whether incurred at the trial or appellate level, in an arbitration proceeding or otherwise, and including any of the foregoing incurred in connection with any bankruptcy proceeding (including without limitation, any adversary proceeding, contested matter or motion brought by Bank or any other person or entity) relating to Borrower or any other person or entity.

(b) _Obligations Joint and Several_. Should more than one person or entity sign this Note as a Borrower, the obligations of each such Borrower shall be joint and several.

(c) _Governing Law_. This Note shall be governed by and construed in accordance with the laws of the State of Utah.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has executed this Note as of the date first written above.

ZAGG INC,
A NEVADA CORPORATION



By:_____
Name: Brandon T. O'Brien
Title: Chief Financial Officer and Secretary

ADDENDUM TO TERM NOTE
(LIBOR PRICING ADJUSTMENTS)

THIS ADDENDUM is attached to and made a part of that certain Term Note executed by ZAGG INC, a Nevada corporation ("Borrower") and payable to WELLS FARGO BANK, NATIONAL ASSOCIATION ("Bank"), or order, dated as of December 7, 2012 in the principal amount of Twenty-Four Million Dollars ($24,000,000) (the "Note").

The following provisions are hereby incorporated into the Note to reflect the interest rate adjustments agreed to by Bank and Borrower:

INTEREST RATE ADJUSTMENTS:

(a)   Initial LIBOR Margin. The paragraph under the heading "INTEREST" in the Note and identified as "(a) Interest" is amended by this Addendum such that the initial LIBOR margin applicable to the Note shall be as set forth in the "LIBOR Rate Adjustments" paragraph herein below.

(b)   LIBOR Rate Adjustments. Bank shall adjust the LIBOR margin used to determine the rate of interest applicable to LIBOR options selected by Borrower under the Note on a quarterly basis, commencing with Borrower's fiscal quarter ending December 31, 2012, if required to reflect a change in Borrower's ratio of Total Liabilities to Tangible Net Worth (as defined in the Credit Agreement dated of even date herewith and entered into by and between Borrower and Bank), in accordance with the following grid:

Total Liabilities to Tangible Net Worth	Applicable LIBOR Margin
1.50 or greater	1.75%
1.00 or greater but less than 1.50	1.25%
less than 1.00	0.75%

Each such adjustment shall be effective on the first Business Day of Borrower's fiscal quarter following the quarter during which Bank receives and reviews Borrower's most current fiscal quarter-end financial statements in accordance with any requirements established by Bank for the preparation and delivery thereof.

[Signature Page Follows]

IN WITNESS WHEREOF, this Addendum has been executed as of the same date as the Note.

ZAGG INC,
A NEVADA CORPORATION

By: _____

Name: Brandon T. O'Brien

Title: Chief Financial Officer and Secretary